#82-34714

05012756

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

November 15, 2005

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases issued November 3 and 14, 2005, the Third Quarter Report and accompanying Form 52-109FT2-Certification of Interim Filings during Transition Period.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

dlw 11/23

#82-34714

Imperial Metals

Third Quarter Report

For the Nine Months Ended September 30, 2005

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6
Tel: 604.669.8959 Fax: 604.687.4030 Website: www.imperialmetals.com

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

To Our Shareholders

Imperial's comparative financial results for the nine months ended September 30, 2005 and September 30, 2004 are summarized below and discussed in detail in the attached Management's Discussion and Analysis.

(unaudited)	Three Months Ended		Nine Months Ended	
in thousands except per share amounts	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$27,860	$197	$28,040	$804
Operating Income (Loss)	$1,290	$(1,584)	$(1,596)	$(3,727)
Net Income (Loss)	$5,584	$783	$11,877	$(2,216)
Net Income (Loss) Per Share	$0.20	$0.03	$0.42	$(0.09)
Cash Flow (1)	$5,684	$(1,482)	$3,448	$(3,317)
Cash Flow Per Share (1)	$0.20	$(0.06)	$0.12	$(0.13)

(1) Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance, however, they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow Per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

The September 2005 quarter net income of $5.6 million includes $7.9 million of equity income from Huckleberry, and a $3.3 million unrealized loss on copper price hedging activities. The September 2004 quarter net income of $0.8 million included $2.5 million of equity income from Huckleberry.

Mount Polley

Increasing mill feed from the high grade Wight Pit pushed copper production to 11.9 million pounds, almost double second quarter production. Gold and silver production also rose. Gold increased 23% to just under 12 thousand ounces while silver was up 189% to 76.8 thousand ounces. The Wight Pit, which commenced supplying mill feed in July 2005, contains significantly higher copper and silver values than previously mined at Mount Polley. Two ships sailed during the quarter with copper concentrate shipments totaling 23,316 tonnes, while a third ship was loaded for departure on October 2, 2005 with 10,700 tonnes of copper concentrates.

Mount Polley Production Statistics *(unaudited)*	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005	*Year to Date 2005
Ore milled (tonnes)	1,645,376	1,388,464	3,337,063
Ore milled per calendar day (tonnes)	17,884	15,258	15,594
Grade % - Copper	.463	.285	0.365
Grade g/t - Gold	.321	.299	0.312
Recovery % – Copper	70.73	64.95	67.90
Recovery % – Gold	70.22	63.61	66.37
Copper produced (lbs)	11,901,540	5,649,920	18,252,203
Gold produced (oz)	11,906	9,670	22,236
Silver produced (oz)	76,802	26,494	136,944

** mill production commenced March 8, 2005*

Permitting of the Southeast Zone for inclusion in the mining plan is nearly complete. The mineral claims covering the Southeast Zone have been surveyed for conversion to Mining Leases, a key step in the mine permitting process.

During the quarter, in addition to mining operations, Mount Polley mine crews completed 90% of a four metre lift on the tailings dam. Exploration at Mount Polley continued with a detailed program focused on the search for additional mineralized zones. To date several new porphyry related copper/gold zones have been identified and will be tested by diamond drilling. The work performed over the last six months is summarized in the table below:

	Comments	Sample Type	No. Samples
Geological Mapping	Bedrock mapping and sampling in the core of the Mount Polley property and in outlying areas.	Whole Rock	201
Trenching and Pitting	1,385 lineal metres of trenching.	Chips	235 trenches and 352 pits
Surficial Mapping	Analysis of surficial geology and search for transported or buried geochemical anomalies.	Till	131
Percussion Drilling	101 percussion drill holes to a maximum depth of 35 metres.	Chips	850
Geophysical Interpretation	Analysis of downhole IP survey and reinterpretation of 2004 Airborne Geophysics.		

Percussion drilling, which will be continued through to mid-December, has provided encouraging results in the Ace, Joe's Creek and Tall Fir zones, all of which will require follow up diamond drilling. Till sampling has also revealed four target areas with poor exposure that have a copper geochemical signature equal to or higher than the Northeast Zone now being mined from the Wight Pit. Diamond drilling to follow-up on this work is planned for 2006. The wholly owned Mount Polley copper-gold open pit mine is located 56 kilometres northeast of Williams Lake, British Columbia.

Huckleberry Mine

Production of both copper and molybdenum were up significantly over the first nine months of 2005. Copper production was 55.8 million pounds compared to 46.0 million pounds, as a result of higher head grades, better mill through-put and higher recovery. Molybdenum production was 425,293 pounds, up almost 50% compared to the same period in 2004, with better recoveries being the main reason for the increase. Production statistics for the nine months ended September 30 are provided below.

Huckleberry Production Statistics (100% - Imperial owns 50%) *(unaudited)*	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Ore milled (tonnes)	5,293,500	5,170,100
Ore milled per calendar day (tonnes)	19,390	18,869
Ore milled per operating day (tonnes)	20,939	20,757
Grade (%) – Copper	0.543	0.473
Grade (%) – Molybdenum	0.014	0.014
Recovery (%) – Copper	88.0	85.4
Recovery (%) – Molybdenum	25.5	18.3
Copper produced (lbs)	55,813,000	46,034,400
Molybdenum produced (lbs)	425,293	288,466

The initial study of the Main Zone extension, discovered north of the Main Zone Pit, now used as a tailings impoundment, showed it was marginally economic at a long term copper price of US$0.95/lb. Additional engineering design work will be carried out to establish whether a viable plan to mine this zone can be developed.

Diamond drilling of the Whiting Creek prospect was started in October. Eight holes totaling 1,049 metres have been drilled. The Whiting Creek prospect is located approximately eight kilometres north of the Huckleberry mine site. A previous drill hole in the area being targeted intercepted 135.3 metres grading 0.328% copper and 0.016% molybdenum. Geologically, the Whiting Creek area is very similar to Huckleberry, with a pyrite halo surrounding a granodiorite stock with fracture filled veins containing copper and molybdenum sulphides, and has good potential for discovery of a deposit that could extend the life of the Huckleberry mine.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine, located 123 kilometres southwest of Houston, British Columbia. The current mine plan calls for operations to continue until the third quarter of 2007.

Outlook

Sales of concentrate from the reopened Mount Polley mine commenced in July with shipments increasing to a more regular basis in the fourth quarter. The high grade Wight pit began to supply ore to the mill in July, and copper and silver production increased significantly over the previous quarter as a result. The Wight pit is expected to deliver about 40% of the mill feed in 2006. Based on the current mine plan, Mount Polley is expected to produce about 30 million pounds of copper, 35 thousand ounces of gold and 180 thousand ounces of silver in 2005. Exploration at Mount Polley will be aimed at discovering new deposits as well as expanding known deposits.

The Huckleberry mine is expected to produce about 76 million pounds of copper and 576 thousand pounds of molybdenum in 2005. The results of the Whiting Creek drill program will be received in the fourth quarter and could lead to the discovery of a deposit that would extend the life of the Huckleberry mine.

Exploration at the wholly owned Sterling property near Beatty, Nevada will recommence in 2006. The planned program is expected to include excavation of an underground ramp to access the 144 Zone along with underground and surface drilling.

Exploration opportunities, both on currently owned properties and on new prospects continue to be regularly evaluated.

Brian Kynoch
President

Imperial Metals

Management's Discussion & Analysis

Overview

Concentrate sales revenues of $27.8 million were recognized in the September quarter, the first of such revenues since the restart of milling operations on March 8, 2005. Two ships sailed in the quarter and a third ship was loaded for departure during the first week of October. Metal production in the third quarter, was up over the second quarter with 11.9 million lbs. of copper produced in the third quarter compared with 5.6 million lbs. in the second quarter 2005.

Capital expenditures were $5.7 million, down from $25.1 million in the previous quarter reflecting completion of the capital expenditure program associated with the restart of mine operations.

Expenditures in the September quarter were financed from cash flow from the Mount Polley mine and from the balance of the line of credit and term loan facilities arranged in the second quarter.

Income for the nine months ended September 30, 2005 was $11.9 million which included $3.3 million in unrealized, non cash losses on derivative instruments from the forward sale of 5.2 million lbs. of copper at US$1.535/lb. and a further 22.5 million lbs. of copper sold under a zero cost min/max hedging arrangement where the company participates in price increases up to US $1.653/lb and gets downside price protection of US $1.350/lb. These derivative instruments were put in place in July and August of 2005 to provide cash flow certainty in the post start up phase of operations when debt repayments are highest.

Equity income from Huckleberry, driven by higher metal production and metal prices in 2005 compared to 2004, reached $7.9 million in the quarter and $14.6 million for the nine months ended September 30, 2005.

Cash flow generated from operations before net change in non-cash operating balances increased to $5.7 million compared to $1.4 million applied to operations in the 2004 quarter. The $7.1 million increase is the result of positive earnings from resumption of operations at the Mount Polley mine.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of November 10, 2005. Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Developments During the September 2005 Quarter

General

The quarter ending September 30, 2005 was the second full quarter of production from the Mount Polley mine after restart of milling operations on March 8, 2005. Mine operations during the quarter were focused on maximizing the Wight Pit ore production and the construction of a three metre lift on the tailings dam. During the quarter, the Wight Pit began to supply feed to the mill reducing mill feed supplied from low grade stockpiles. The Bell and Wight pits are expected to provide all mill feed starting in the fourth quarter of 2005.

Expenditures in the September quarter were financed from three sources: cash flow from the Mount Polley mine; $2.0

million from the balance of the $14.5 million line of credit facility with a syndicate of lenders; and $3.2 million from the balance of a term loan facility for mobile mine equipment. Capital expenditures during the quarter were $5.7 million, primarily for the addition of new haul trucks.

A number of property wide exploration initiatives were carried out, aimed at identifying new deposits. These included till sampling, trenching and mapping together with 101 percussion drill holes each drilled to a depth of approximately 30 metres. This work has generated several new targets.

During the third quarter the Company received the required permit approvals to build a new haul road from the Wight pit to the tailings dam that will significantly reduce the future cost of dam construction. The construction of this road was approximately 75% complete at the end of September. The company also submitted a permit amendment application to mine the Southeast Zone. Approval is anticipated prior to year end.

Copper prices were substantially higher in the third quarter of 2005 quarter averaging about US$1.70 per pound compared to US$1.29 per pound in the third quarter of 2004. The US Dollar fluctuated in a downward trend during the quarter closing weaker at September 30, 2005 compared to June 30, 2005. Even with the decline in the exchange rate the price of copper in CDN Dollar terms was substantially higher averaging $2.05 per pound in September 2005 quarter compared to $1.69 per pound in same 2004 period. While decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to CDN Dollars, they have a positive impact on US Dollar denominated long term debt payable in CDN Dollars.

The continued strong gain in the CDN Dollar against the US Dollar since early 2004 along with increases in certain costs resulting from changes in market conditions for such items as concentrate treatment and refining costs and the cost of labour, fuel and other consumables, will impact the profitability of Mount Polley and of resource projects generally. The Company will seek to adopt operating and development strategies that will mitigate the impact of these market conditions.

Exploration

Exploration expenditures at Mount Polley were $0.5 million in the September 2005 quarter compared to $1.8 million in the September 2004 quarter. With the expanded land base, ongoing exploration at Mount Polley will consist of identifying additional "*northeast zone*" type mineralized zones and expanding already identified zones.

Exploration at 50% owned Huckleberry mine was completed on the Main Zone Extension. Initial assessments indicate this zone is unlikely to provide additional mill feed. A seven hole diamond drilling program is also underway at Whiting Creek, an exploration property owned by Huckleberry, and located eight kilometres from the Huckleberry mill facility.

At Sterling, the Company plans to recommence exploration in 2006, including exploration on the additional claims staked north and south of the Sterling property.

Huckleberry Mines Ltd.

The financial results of Huckleberry have a significant impact on Imperial. Huckleberry benefited from higher commodity prices in 2005 and higher sales volumes generating $7.9 million in equity income to the Company in the September 2005 quarter compared to equity income of $2.5 million in the September 2004 quarter. Note 9 to the unaudited consolidated interim financial statements of the Company disclose the impact of Huckleberry operations on the financial results of Imperial.

At the end of 2004 it was estimated that Huckleberry's mine life would end in early 2007. As a result of the increase in copper prices, Huckleberry has recalculated reserves contained in the East Zone pit to determine how much additional copper can be produced at higher price levels. The pit has been redesigned adding 3.0 million tonnes of ore extending the mine life to late 2007.

During 2004 Huckleberry increased its exploration efforts with the aim of discovering additional reserves to extend the mine life. This effort was successful in identifying a new potential copper-molybdenum zone directly north of the Huckleberry Main Zone Pit. Further exploration to follow up on the 2004 results commenced in April 2005. Huckleberry has completed a feasibility study indicating that the mining of this resource is marginally economic at long term metals prices and exchange rates. Further review will be undertaken to see if the economics of this deposit can be improved. A limited drilling program is also underway at Whiting Creek, an exploration property owned by Huckleberry.

The Company owns 50% of the shares of Huckleberry Mines Ltd., the owner and operator of the Huckleberry Mine. All debt and other obligations of Huckleberry are non recourse to Imperial. At September 30, 2005 Huckleberry's total debt, including accrued interest, was $121.7 million. In June 2005 Huckleberry commenced payments on this debt in accordance with the new loan terms completed in 2004. However, the repayment of all of Huckleberry's debt will depend on the ability of Huckleberry to generate sufficient cash flow prior to a depletion of its ore reserves.

Risk Factors

The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2004.

Critical Accounting Policies

Except for a change in revenue recognition the critical accounting policies adopted by the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2004.

The accounting policy for revenue recognition was modified slightly such that estimated revenues are now revalued every balance sheet date to the metal prices at that date. This change did not result in a material impact on the revenue of prior periods. See Note 2 to the financial statements for the nine months ending September 30, 2005 for further details.

Changes in Accounting Policies

No new accounting policies were adopted by the Company in the nine months ended September 30, 2005 and the Company is not expected to adopt any new accounting policies in 2005.

Imperial Metals

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2004

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended September 30, 2005 and the audited consolidated financial statements of the Company for the year ended December 31, 2004.

Financial Results

Overview

Net income in the quarter ended September 30, 2005 was $5.6 million ($0.20 per share) compared to net income of $0.8 million ($0.03 per share) in the prior year.

Operating revenues were $27.9 million in the quarter ended September 30, 2005 compared to $0.2 million in the comparative 2004 quarter. Mining revenues from the Mount Polley mine have resumed following the restart of operations on March 8, 2005 with the first two shipments of concentrate from the Mount Polley mine sailing in the September 2005 quarter.

The higher net income for the Company in the September 2005 quarter was primarily attributable to the resumption of revenues from the Mount Polley mine and an improvement in Huckleberry's financial results.

The Company's share of Huckleberry's net income in the quarter ended September 30, 2005 was $7.9 million compared to $2.5 million in the third quarter of 2004. Income from Huckleberry in the September 2005 quarter was increased by a $4.0 million foreign exchange gain on long term debt compared to a foreign exchange gain of $6.3 million in the September 2004 quarter.

Mount Polley operations, before depletion, depreciation and amortization, and financing charges contributed $7.4 million to operating income in the September 2005 quarter. Offsetting this was a $3.3 million unrealized non cash loss for the mark to market valuations of the Company's hedge positions at September 30, 2005.

Mineral Production Costs

Mineral production costs, all for the Mount Polley mine, were $20.4 million in the September 2005 quarter compared to nil in 2004 when Mount Polley was not in operation.

Mineral Property Holding Costs

Mineral property holding costs decreased to $0.2 million in the quarter ended September 30, 2005 compared to $1.4 million in the quarter ended September 30, 2004. The reduction is attributable to Mount Polley holding and operating costs which are now included with inventory production costs and charged to mineral productions costs upon sale of the concentrate.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $3.7 million in the quarter ended September 30, 2005 from under $0.1 million in the quarter ended September 30, 2004 as a result of the resumption of sales from the Mount Polley mine.

Share Based Compensation

Share based compensation expense increased to $0.3 million in the quarter ended September 30, 2005 from under $0.1 million in the quarter ended September 30, 2004 as a result of the options issued in August 2005.

Imperial Metals

Interest Expense on Long Term Debt

Interest expense on long term debt increased to $0.5 million in the 2005 quarter from nil in 2004 due to the new loans for the acquisition of mobile mine equipment at Mount Polley and the convertible debentures issued in March 2005.

Other Interest Expense

Other interest expense totaled $0.4 million in the September 2005 quarter and includes interest on short term concentrate advances and the line of credit facility. The Company had no significant short term debt in the comparative 2004 period.

Interest Accretion on Long Term Debt

Interest accretion increased to $0.3 million from $0.1 million in 2004. The increase is due to the addition of the convertible debentures in March 2005.

Amortization of Deferred Financing Charges

The amortization of the deferred financing charges associated with the convertible debentures and the line of credit facility totaled $0.5 million in the September 2005 quarter. There were no comparable items in the prior year.

Foreign Exchange Gain on Long-Term Debt

Foreign exchange gains on US Dollar denominated long term debt was $0.1 million in 2005 compared to $0.1 million in the 2004 period. These gains are all related to US Dollar denominated long term debt added by the Company during 2004. During the quarter ended September 30, 2005 the CDN Dollar strengthend significantly against the US Dollar resulting in a gain to the Company.

Other Foreign Exchange Gains and Losses

The $0.2 million in foreign exchange losses recorded in the September 2005 quarter is mostly attributable to foreign exchange losses on US Dollar denominated accounts receivable, partially offset by gains on short term debt. These US Dollar balances are the result of the restart of the Mount Polley operations. There was no significant US Dollar denominated accounts receivable or short term debt in the prior year.

Unrealized losses on Derivative Instruments

During the quarter ended September 30, 2005 the Company entered into hedge contracts for the sale of 27.7 million pounds of copper for the month of November 2005 and the months of January to June 2006 to protect the Company's cash flow against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on these contracts. The unrealized losses on these contracts totaled $3.3 million for the quarter ended September 30, 2005. The ultimate gain or loss on these contracts will be determined in the period the contracts settle.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the quarter ended September 30, 2005 was $5.6 million compared to $0.8 million in the September 2004 quarter. Cash flow generated from operations improved to $5.7 million in 2005 from $1.5 applied to operations in the 2004 quarter. The $7.2 million increase is the result of positive earnings from the resumption of operations at the Mount Polley mine.

Working Capital

At September 30, 2005 the Company had a working capital deficiency of $18.0 million, a reduction of $19.3 million from working capital of $1.3 million at December 31, 2004. Excluding the $3.3 million change in unrealized losses on derivative instruments, working capital is unchanged from June 30, 2005. This working capital deficiency reflects the financing arrangements made to restart operations which include: a $14.5 million line of credit facility; short term advances of $6.6 million from a purchaser of concentrate, to be repaid upon sale of the concentrate; and a $3.7 million increase in the current portion of long term debt following the addition of new debt. The maximum point funding for the restart of the Mount Polley mine has been passed and with the Mount Polley mine now back in full production cash flow from mine operations will be used to improve working capital and reduce debt.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $5.0 million in the quarter ended September 30, 2005 compared to $8.2 million in 2004. Expenditures in 2005 were all related to the restart of the Mount Polley mine and included the remaining capital costs, tailings dam, concentrate load out facilities. In the 2004 period the Company was just beginning the capital expenditure program to restart the Mount Polley mine. The 2005 expenditures were financed primarily by term loans and the line of credit facility.

Exploration expenditures were $0.7 million in the quarter ended September 30, 2005 compared to $2.1 million in the September 2004 quarter when a number of drills were operating on the Mount Polley property. Most of these expenditures in both years were attributable to exploration at Mount Polley.

Ongoing exploration expenditures, project holding costs, project development and capital costs, and general corporate costs will be financed from cash flow from Mount Polley operations and when appropriate, supplemented by sale of assets, joint venture arrangements and debt and equity financings.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2004

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the nine months ended September 30, 2005 and the audited consolidated financial statements of the Company for the year ended December 31, 2004.

Financial Results

Overview

Net income in the nine months ended September 30, 2005 was $11.9 million ($0.42 per share) compared to a net loss of $2.2 million ($0.09 per share) in the prior year.

Operating revenues increased to $28.0 million in the nine months ended September 30, 2005 compared to $0.8 million in the comparative 2004 period when the Mount Polley mine was not in operation. Mining revenues from the Mount Polley mine have resumed following the restart of operations on March 8, 2005 with the first two shipments of concentrate from the Mount Polley mine sailing in the September 2005 quarter.

The higher net income for the Company in the nine months to September 2005 was primarily attributable to the resumption of revenues from the Mount Polley mine and an improvement in Huckleberry's financial results.

The Company's share of Huckleberry's net income in the nine months ended September 30, 2005 was $14.6 million compared to $1.4 million in 2004. The improved results for Huckleberry are the result of higher commodity prices and a higher volume of product sold.

Mount Polley operations, before depletion, depreciation and amortization and financing charges contributed $7.4 million to operating income in the September 2005 quarter. Offsetting this was a $3.3 million unrealized loss for the mark to market valuations of the Company's hedge positions at September 30, 2005.

Mineral Production Costs

Mineral production costs, all for the Mount Polley mine, were $20.4 million in the current nine month period compared to nil in 2004 when Mount Polley was not in operation.

Mine Property Holding Costs

Mineral property holding costs decreased to $1.1 million in the current nine month period compared to $3.3 million in the 2004 period. The reduction is attributable to Mount Polley holding and operating costs which are now included with inventory production costs and charged to mineral production costs upon sale of the concentrate.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $3.8 million in the nine months ended September 30, 2005 from under $0.1 million in the 2004 period as a result of the resumption of sales from the Mount Polley mine.

Administration

Administration costs increased to $1.0 million from $0.8 million due to the restart of operations at Mount Polley and increases in public company costs.

Share Based Compensation

Share based compensation expense increased to $0.3 million in the nine months ended September 30, 2005 from $0.1 million in the nine months ended September 30, 2004 as a result of the options issued in August 2005.

Interest Expense on Long Term Debt

Interest expense on long term debt increased to $1.0 million in the nine months ended September 30, 2005 from nil in 2004 due to the new loans for the acquisition of mobile mine equipment at Mount Polley and the convertible debentures issued in March 2005.

Other Interest Expense

Other interest expense totaled $0.6 million in the nine months ended September 30, 2005 and includes interest on short term concentrate advances and the line of credit facility. The Company had no significant short term debt in the comparative 2004 period.

Interest Accretion on Long Term Debt

Interest accretion increased to $0.7 million from $0.2 million in 2004. The increase is due to the addition of the convertible debentures in March 2005.

Amortization of Deferred Financing Charges

The amortization of the deferred financing charges associated with the convertible debentures and the line of credit facility totaled $0.6 million. There were no comparable items in the prior year.

Foreign Exchange Gains on Long Term Debt

Foreign exchange gains on US Dollar denominated long term debt were approximately $0.1 million in both the 2005 and 2004 periods and were all related to the long term debt added by the Company during 2004. During the both period ended September 30 the CDN Dollar weakened marginally against the US Dollar.

Other Foreign Exchange Gains and Losses

Other foreign exchange losses on US Dollar accounts receivable and foreign exchange gains on US Dollar short term debt balances offset each other with no material gain or loss for the nine months ended September 30, 2005. There were no US Dollar denominated accounts receivable or short term debt in the prior year when Mount Polley was not in operation.

Unrealized losses on Derivative Instruments

During the quarter ended September 30, 2005 the Company entered into hedge contracts for the sale of 27.7 million pounds of copper for the month of November 2005 and the months of January to June 2006 to protect the Company's cash flow against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on these contracts. The unrealized losses on these contracts totaled $3.3 million for the quarter ended September 30, 2005. The ultimate gain or loss on these contracts will be determined in the period the contracts settle.

Imperial Metals

Other Income

Other income in 2005 is mostly attributable to gains from the sale of mineral property assets that are no longer required for operations. The comparative 2004 period included gains on the sale of marketable securities.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the nine months ended September 30, 2005 was $11.9 million compared to net loss of $2.2 million in 2004. Cash flow generated from operations was $3.4 million in 2005 compared to cash flow applied to operations of $3.3 million the 2004 period. The $6.7 million increase is primarily the result of earnings from the resumption of operations at the Mount Polley mine.

Working Capital

At September 30, 2005 the Company had a working capital deficiency of $18.0 million, a reduction of $19.3 million from working capital of $1.3 million at December 31, 2004. Excluding the $3.3 million change in unrealized losses on derivative instruments, working capital is unchanged from June 30, 2005. This working capital deficiency reflects the financing arrangements made to restart operations which include: a $14.5 million line of credit facility; short term advances of $6.6 million from a purchaser of concentrate, to be repaid upon sale of the concentrate; and a $3.7 million increase in the current portion of long term debt following the addition of new debt. The maximum point funding for the restart of the Mount Polley mine has been passed and with the Mount Polley mine now back in full production cash flow from mine operations will be used to improve working capital and reduce debt.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $42.5 million in the nine months ended September 30, 2005 versus $8.9 million in 2004. Expenditures in 2005 were all related to the restart of the Mount Polley mine and included capital costs, tailings dam, concentrate load out facilities, and pit stripping. These expenditures were financed by the convertible debenture, term loans and the line of credit facility.

Exploration expenditures were $5.5 million in the nine months ended September 30, 2005 compared to $5.7 million in 2004. Most of these expenditures in both years were attributable to exploration at Mount Polley.

Ongoing exploration expenditures, project holding costs, project development and capital costs, and general corporate costs will be financed from cash flow from Mount Polley operations and when appropriate, supplemented by sale of assets, joint venture arrangements and debt and equity financings.

Debt and Other Obligations

Payments on Mount Polley's $6.3 million non interest bearing long term debt are only due when the mine and mill are in operation. Payments are limited to $116,667 per month, to a maximum of $1,166,667 per year. This debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial and secured only by the mining property assets on which the funds were invested. The Mount Polley mine commenced operations in March 2005 and therefore monthly payments were to resume in April 2005 but have been deferred with payments resuming in October 2005 at an accelerated rate until the deferred amounts are paid.

During the nine months ended September 30, 2005 the Company financed its capital additions from three sources. The Company drew the $3.2 million balance of a $12.9 million four year term loan facility with a Canadian bank for the financing of mobile mine equipment. The remainder was financed from the proceeds of short term debt consisting of a $14.5 million line of credit facility, of which $2.0 million was drawn in the September 2005 quarter and short term advances from the purchasers of the Company's concentrate to be repaid upon delivery of concentrate. As at September 30, 2005 the Company has completed all restart capital expenditures for the Mount Polley mine. Ongoing

capital additions will be to maintain productive capacity of the Mount Polley mine.

The Company had the following contractual obligations as of September 30, 2005:

	Oct-Dec	Years Ended					
	2005	2006	2007	2008	2009	2010 +	Total
Long term debt [1]	$1,766,000	$6,369,000	$6,036,000	$4,625,000	$2,538,000	$583,000	$21,917,000
Short term debt	6,602,000	14,800,000	-	-	-	-	21,402,000
Convertible Debentures[2]	-	-	-	-	-	20,000,000	20,000,000
Operating leases	67,000	200,000	184,000	89,000	62,000	5,000	607,000
Capital expenditures	-	-	-	-	-	-	-
Mineral properties [3]	24,000	164,000	177,000	168,000	168,000	192,000	893,000
Total	$8,459,000	$21,533,000	$6,397,000	$4,882,000	$2,768,000	$20,780,000	$64,819,000

(1) Payments shown include interest and deemed interest.

(2) Assumes non conversion of debentures.

(3) Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2010 is for year 2010 requirements only.

Debt repayment and working capital requirements for the balance of the year 2005 are expected to be met from cash flow from operations at Mount Polley.

Selected Quarterly Financial Information

	Three Months Ended			
	September 30 2005	June 30 2005	March 31 2005	December 31 2004
Total Revenues	$27,859,599	$134,213	$45,775	$320,519
Equity Income from Huckleberry	$7,909,923	$3,262,590	$3,461,683	$6,647,956
Net Income	$5,583,588	$2,347,305	$3,946,336	$5,855,767
Net Income per share (2)	$0.20	$0.08	$0.14	$0.21
Diluted Income per share (2)	$0.20	$0.08	$0.14	$0.21
Cash Flow (3)	$5,684,263	$(1,091,757)	$(1,145,045)	$(514,394)
Cash Flow per share (2) (3)	$0.20	$(0.04)	$(0.04)	$(0.02)
Average LME cash settlement copper price/lb in US$	$1.704	$1.537	$1.482	$1.380
Average US/CDN$ exchange rate	$1.201	$1.244	$1.227	$1.221
Period end US/CDN$ exchange rate	$1.161	$1.226	$1.210	$1.204

	Three Months Ended			
	September 30 2004	June 30 2004	March 31 2004	December 31 2003 *(Restated)*
Total Revenues (1)	$196,915	$311,374	$295,857	$7,531,937
Equity Income (Loss) from Huckleberry	$2,498,328	$(1,057,218)	$(22,440)	$1,079,658
Net Income (Loss)	$782,713	$(2,302,000)	$(696,933)	$3,408,431
Net Income (Loss) per share (2)	$0.03	$(0.09)	$(0.03)	$0.14
Diluted Income (Loss) per share (2)	$0.03	$(0.09)	$(0.03)	$0.14
Cash Flow (3)	$(1,482,216)	$(1,090,623)	$(744,348)	$1,335,307
Cash Flow per share (2) (3)	$(0.06)	$(0.04)	$(0.03)	$0.06
Average LME cash settlement copper price/lb in US$	$1.293	$1.264	$1.239	$0.934
Average US/CDN$ exchange rate	$1.307	$1.359	$1.318	$1.316
Period end US/CDN$ exchange rate	$1.264	$1.340	$1.311	$1.292

(1) Total revenues for the three months ended December 31, 2003 include only two months of revenue from Huckleberry due to the change in basis for accounting for Huckleberry effective December 1, 2003.

(2) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(3) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period. The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

Imperial Metals

Related Party Transactions

Corporate

In July 2004 the Company entered into a $5.0 million revolving Line of Credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, a significant shareholder of Imperial. The facility is secured by a General Security Agreement on the assets of the Company and bears interest at the rate of 8% per year. At December 31, 2004 no funds were drawn on the facility, however funds were drawn in early 2005. The facility was terminated in March 2005 upon repayment in full from proceeds of the $20.0 million convertible debenture financing.

In March 2005 the Company issued $20 million of convertible debentures with interest payable at 6% per annum. The following insiders of the Company purchased $9.75 million of the Convertible Debentures: N. Murray Edwards, a significant shareholder of Imperial, Larry Moeller, director, and Brian Kynoch, President, all Insiders of the Company, purchased $9.75 million of the convertible debentures. Further details on the Convertible Debentures can be found in Note 6 to the unaudited interim financial statements for the nine months ended September 30, 2005.

In the June 30, 2005 quarter the Company entered into a $14.5 million revolving Line of Credit facility of which $9.5 million was with Edco Capital Corporation ("Edco Capital"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial and $0.5 million was with a director of the Company. The facility is secured by a General Security Agreement on the assets of the Company and bears interest at the rate of 8% per year. In consideration of the facility, the lenders were granted warrants to purchase 1,935,750 common shares of the Company at $6.00 per share for a period of 24 months, of which 1,335,000 were issued to related parties. As at September 30, 2005 the facility was fully drawn.

All related party transactions are as a result of the Company's 50% ownership of Huckleberry and the fact that the owners of the other 50% of Huckleberry (the "Japan Group") are also lenders to, and the purchasers of, substantially all of the copper production from the Huckleberry mine under a life of mine contract. Transactions with the Japan Group are on commercial terms and conditions and disclosed in Note 11 to the audited consolidated financial statements for the year ended December 31, 2004.

In October 2005 the Company entered into a transaction whereby it sold $1.5 million of tax receivables to Edco Capital at a discount such that the annualized interest rate will be 8% on the outstanding balance. This short term loan will be repaid upon collection of the tax receivables.

Huckleberry

Until the restructuring of the management of Huckleberry on December 1, 2003 and termination of the operator agreement with Huckleberry, Imperial was the operator of the Huckleberry mine and received management fees for operating the Huckleberry mine with management staff provided by Imperial.

Until repayment of the $2.5 million senior ranked debt owed to the Company by Huckleberry on December 1, 2004 the Company received consulting fees for its services pursuant to a consulting agreement however, there was no obligation to provide any staff, as mine operations are managed totally by Huckleberry.

To June 30, 2004 Huckleberry rented certain mobile mining equipment from the Company on commercial terms and conditions. During 2003 and 2004 Huckleberry acquired mobile mining equipment to replace the equipment rented from the Company and therefore rentals ceased in early 2004. Rental revenue earned by the Company from Huckleberry was nil in the nine months ended September 30, 2005 and $0.7 million in year ended 2004.

Other

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

As of September 30, 2005 the Company had 28,140,439 common shares outstanding. On a diluted basis the Company had 35,344,153 common shares outstanding.

Outlook

Operations, Earnings and Cash Flow

Sales of concentrate commenced in July with shipments increasing to a more regular basis in the fourth quarter of 2005. Based on the current mine plan the Mount Polley mine is expected to produce about 30 million pounds of copper, 35 thousand ounces of gold and 180 thousand ounces of silver in 2005. Until July 2005 millfeed was supplied by the Bell pit and existing ore stockpiles. In July the higher grade Wight pit began to supply ore to the mill. Wight pit ore will make up about 40% of the mill feed in 2006.

Huckleberry is expected to produce about 19 million pounds of copper and 144 thousand pounds of molybdenum during the balance of 2005. Equity income from Huckleberry in the fourth quarter of 2005 is expected to be approximately $6.0 million at current metal prices and exchange rates. Every US$0.01 change in the US/CDN Dollar exchange rate on Huckleberry's long term debt impacts Imperial's 50% equity income by $567,000.

Exploration

Exploration expenditures at Mount Polley aimed at expanding known deposits and discovering new deposits. The Company plans to recommence exploration at its wholly owned Sterling mine property near Beatty, Nevada in 2006. This program is expected to include excavation of an underground ramp to access the 144 Zone along with underground and surface drilling. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Financing

Debt repayment and working capital requirements for the balance of the year 2005 are expected to be met from cash flow from operations at Mount Polley.

Imperial Metals

CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	September 30 2005	December 31 2004
ASSETS		
Current Assets		
Cash and cash equivalents	$160,511	$4,716,089
Marketable securities [market value $332,914 (2004 - $720,544)]	298,914	680,574
Accounts receivable	8,066,599	3,188,768
Inventory (Note 3)	14,625,926	800,122
Derivative instrument assets (Note 5)	596,776	-
	23,748,726	9,385,553
Mineral Properties	80,145,868	36,999,596
Future Site Reclamation Deposits	2,158,197	2,227,744
Deferred financing costs (Notes 4(a) and 7)	1,962,691	-
Other Assets	500,827	134,320
	$108,516,309	$48,747,213
LIABILITIES		
Current Liabilities		
Accounts payable and accrued charges	$10,788,341	$6,067,829
Short term debt (Note 4)	21,401,781	-
Current portion of long term debt (Note 6)	5,585,375	1,838,680
Current portion of future site restoration costs (Note 8)	-	157,338
Derivative instrument liabilities (Note 5)	3,933,273	-
	41,708,770	8,063,847
Long Term Debt (Note 6)	14,720,108	6,784,377
Debt Component of Convertible Debentures (Note 7)	14,728,363	-
Future Site Reclamation Costs (Note 8)	3,144,686	2,961,235
Equity Share of Deficit of Huckleberry Mines Ltd. (Note 9)	3,546,728	18,180,924
	77,848,655	35,990,383
SHAREHOLDERS' EQUITY		
Share Capital (Note 10)	29,674,677	31,424,753
Contributed Surplus (Note 10)	2,471,941	250,869
Equity Component of Convertible Debentures (Note 7)	5,562,599	-
Deficit	(7,041,563)	(18,918,792)
	30,667,654	12,756,830
	$108,516,309	$48,747,213

See accompanying notes to these financial statements.

Imperial Metals

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
For the Nine Months Ended September 30, 2005 and 2004
(Unaudited – Prepared by Management)

	Third Quarter		Year to Date	
	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
REVENUES				
Mineral	$27,797,034	$ -	$27,797,034	$ -
Interest income	39,565	47,723	85,950	217,816
Management fees	-	75,000	-	225,000
Other	23,000	74,192	156,603	361,330
	27,859,599	196,915	28,039,587	804,146
EXPENSES				
Mineral production costs	20,433,546	-	20,433,546	-
Mineral property holding costs	228,435	1,408,126	1,070,822	3,275,188
Interest accretion on future site restoration costs	54,102	44,968	162,693	135,767
Depletion, depreciation and amortization	3,678,606	30,628	3,801,153	68,814
Administration	156,805	245,705	1,018,871	822,072
Share based compensation	264,807	43,138	299,404	111,765
Interest on long term debt	523,000	16,389	1,038,645	16,389
Other interest	387,271	19,025	551,369	19,025
Interest accretion on long term debt	286,367	51,055	668,112	161,975
Amortization of deferred financing charges	474,998	-	634,895	-
Foreign exchange (gain) loss on long term debt	(95,502)	(71,351)	(49,824)	(71,351)
Other foreign exchange (gains) loss	176,778	(6,950)	6,311	(8,386)
	26,569,213	1,780,733	29,635,997	4,531,258
INCOME (LOSS) BEFORE THE UNDERNOTED	1,290,386	(1,583,818)	(1,596,410)	(3,727,112)
Equity income in Huckleberry Mines Ltd. (Note 9)	7,909,923	2,498,328	14,634,196	1,418,670
Unrealized losses on derivative instruments (Note 5)	(3,336,497)	-	(3,336,497)	-
Other	(75,224)	(105,799)	166,895	113,401
INCOME (LOSS) BEFORE TAXES	5,788,588	808,711	9,868,184	(2,195,041)
Recovery of income taxes (Note 11)	(205,000)	26,000	2,009,045	21,181
NET INCOME (LOSS)	5,583,588	782,711	11,877,229	(2,216,222)
Deficit, Beginning of Period	(12,625,151)	(25,557,272)	(18,918,792)	(23,634,966)
Deficit, End of Period	$(7,041,563)	$(24,774,561)	$(7,041,563)	$(24,774,561)
Income (Loss) Per Share				
Basic and diluted	$0.20	$0.03	$0.42	$(0.09)

Supplemental Disclosure of Outstanding Shares

	November 10, 2005	*September 30, 2005*
Common shares outstanding	28,140,439	28,140,439
Diluted common shares outstanding	35,344,153	35,344,153

See accompanying notes to these financial statements.

Imperial Metals

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2005 and 2004
(Unaudited – Prepared by Management)

	Third Quarter		Year to Date	
	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
OPERATING ACTIVITIES				
Net income (loss)	$5,583,588	$782,711	$11,877,229	$(2,216,222)
Items not affecting cash flows				
Depletion, depreciation and amortization	3,678,606	30,628	3,801,153	68,814
Share based compensation	264,807	43,138	299,404	111,765
Interest accretion on debt and future site restoration costs	340,469	96,023	830,805	297,742
Amortization of deferred financing costs	474,998	-	634,895	-
Equity income in Huckleberry Mines Ltd.	(7,909,923)	(2,498,328)	(14,634,196)	(1,418,670)
Foreign exchange loss (gain) on short and long term debt	(183,074)	(71,351)	(306,093)	(71,351)
Future income taxes	-	-	(2,244,060)	(26,566)
Unrealized loss on derivative instruments	3,336,497	-	3,336,497	-
Other	98,295	134,963	(148,173)	(62,699)
	5,684,263	(1,482,216)	3,447,461	(3,317,187)
Net change in non-cash operating Balances (Note 12)	(4,350,141)	795,549	(12,443,869)	464,455
Cash provided by (used in) operating activities	1,334,122	(686,667)	(8,996,408)	(2,852,732)
FINANCING ACTIVITIES				
Proceeds of short term debt	17,512,547	4,000,000	40,577,331	4,000,000
Repayment short term debt	(19,219,281)	-	(19,219,281)	-
Proceeds of long term debt	3,235,000	3,721,269	12,940,000	3,721,269
Repayment of long term debt	(792,269)	(775,076)	(1,317,166)	(775,076)
Proceeds of convertible debentures	-	-	19,081,582	-
Issue of shares for cash	24,750	553,088	468,750	992,088
Cash provided by financing activities	760,747	7,499,281	52,531,216	7,938,281
INVESTMENT ACTIVITIES				
Acquisition and development of mineral properties	(5,722,085)	(10,335,868)	(48,047,626)	(14,599,526)
Purchase of marketable securities	(80,000)	(500,000)	(80,000)	(1,100,000)
Proceeds on sale of marketable securities	116,815	14,259	116,815	731,436
Other	39,166	(14,729)	(79,575)	(44,808)
Cash used in investment activities	(5,646,104)	(10,836,338)	(48,090,386)	(15,012,898)
DECREASE IN CASH AND CASH EQUIVALENTS	(3,551,235)	(4,023,724)	(4,555,578)	(9,927,349)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,711,746	5,284,510	4,716,089	11,188,135
CASH AND CASH EQUIVALENTS, END OF PERIOD	$160,511	$1,230,786	$160,511	$1,260,786
SUPPLEMENTAL INFORMATION				
Interest expense paid	$614,852	$14,709	$1,241,574	$15,356
Income taxes paid	$ -	$ -	$ -	$21,747

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2005
(Unaudited – Prepared by Management)

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2004. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes below.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

2. CHANGE IN ACCOUNTING POLICY

Effective with the commencement of commercial production the Company revised its policy for revenue recognition such that estimated revenue is recorded based on metal prices and exchange rates of the date of shipment and is adjusted at each balance sheet date to the metal prices and exchange rate on those dates. The actual amounts will be reflected in revenue upon final settlement, which is usually four to five months after the date of shipment. These adjustments reflect changes in metal prices, changes in currency exchange rates and changes in quantities arising from final weight and assay calculations. In prior years revenue was recorded based on metal prices at the date of shipment and adjusted to final metal prices on the date of settlement. This change did not result in a material impact on the comparative figures or opening deficit in these financial statements. Mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer which generally occurs on date of shipment. Revenue is recorded in the statement of income net of treatment and refining costs paid to counter parties under terms of the off take arrangements.

3. INVENTORY

	September 30 2005	December 31 2004
Concentrate	$12,112,726	$ -
Supplies	2,513,200	800,122
	$14,625,926	$800,122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2005
(Unaudited – Prepared by Management)

4. SHORT TERM DEBT

		September 30 2005	December 31 2004
(a)	Line of Credit Facility Working capital facility of up to $14.5 million with a syndicate of lenders. The facility, which bears interest at 8% per annum, is secured by a floating charge on all the assets of the Company plus a guarantee by the Company's wholly owned subsidiary, Mount Polley Mining Corporation. The term of the facility ends on June 30, 2006 and is extendable at the option of the lenders. In consideration of the facility, the lenders have been granted warrants to purchase 1,935,750 common shares of Imperial at $6.00 per share for a period of 24 months (Note 10).	$14,500,000	$ -
(b)	Concentrate Advances Cash advances of US$5,685,799 (2004-US$nil) from a purchaser of concentrate from the Mount Polley mine repayable from sale of concentrate with interest at three month Libor plus 1% and secured by a first charge on the concentrate from the Mount Polley mine.	6,601,781	-
(c)	Mortgage payable of $126,500 with monthly payments of interest only at 5.928% maturing on June 1, 2006 secured by real estate.	126,500	-
(d)	Mortgage payable of $173,500 with monthly payments of interest only at 5.928% maturing on June 30, 2006 secured by real estate.	173,500	-
		$21,401,781	$ -

5. DERIVATIVE INSTRUMENTS

At September 30, 2005 the Company had entered into various hedge contracts to protect the Company's cash flow against a decline in the price of copper. These hedge contracts do not qualify for hedge accounting and therefore the Company must mark to market the unrealized gains or losses on these contracts at each balance sheet date and record the fair value of these derivative instruments as a current asset or current liability.

Forward Sales Contracts

At September 30, 2005 the Company had sold forward 5.236 million pounds of copper for the month of November 2005 at a weighted average price of US$1.535 per pound.

Min/Max Contracts (Collars)

At September 30, 2005 the Company had entered into hedge contracts for the sale of 3.748 million pounds of copper per month for the months of January to June 2006. These contracts provide that the Company will receive a minimum of US$1.350 per pound of copper up to a maximum of US$ 1.653 per pound of copper sold under these contracts.

The fair value of these financial instruments has been recorded as either an asset or a liability as of September 30, 2005 depending on the attributes of the contracts as follows:

	Assets	Liabilities
Forward Sales Contracts	$ -	$1,260,710
Min/Max Contracts	596,776	2,672,563
	$596,776	$3,933,273

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2005
(Unaudited – Prepared by Management)

6. LONG TERM DEBT

	Note	September 30 2005	December 31 2004
Mount Polley Mine Construction Loan	(a)	$6,208,215	$6,098,714
Mount Polley Finance Contracts	(b)	1,633,199	2,324,233
Mount Polley Finance Contracts	(c)	154,222	200,110
Mount Polley Bank Term Loan	(d)	12,309,847	-
		20,305,483	8,623,057
Less portion due within one year		(5,585,375)	(1,838,680)
		$14,720,108	$6,784,377

(a) Mount Polley Mine Construction Loan
Loan from a company related to the former joint venture partner of the Mount Polley mine in the amount of $6,300,000 (2004 - $6,300,000) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley mine.

	September 30 2005	December 31 2004
Payments due in sixty monthly installments of $116,667 limited to a maximum of ten installments per year commencing April 1, 2001. Monthly installments are payable only if the mine and mill are in operation during the month. If the Company has not paid the sum of $7.0 million by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date.	$6,300,000	$6,300,000
Less portion representing deemed interest	(91,785)	(201,286)
	6,208,215	6,098,714
Less portion due within one year	(1,784,990)	(913,133)
	$4,423,225	$5,185,581

The obligation was originally recorded on a present value basis with deemed interest calculated at 7% per annum under the original repayment terms. The Mount Polley mine commenced operations in March 2005 and therefore monthly payments were to resume in April 2005 but have been deferred with payments commencing in the fourth quarter of 2005 at an accelerated rate until the deferred amounts are paid.

(b) Finance contracts aggregating $1,633,199 (US$1,406,596) repayable in monthly installments of $77,350 (US$66,618) with interest at one month Libor plus 3.5% and secured by certain mobile mining equipment at the Mount Polley mine. Monthly repayments are subject to adjustment for interest rate movements.

Repayments are due as follows:	US$	Cdn$
October 1 to December 31, 2005	$199,854	$232,050
Year ended December 31, 2006	799,417	928,204
Year ended December 31, 2007	466,327	541,452
	1,465,598	1,701,706
Less portion representing interest	(59,002)	(68,507)
	1,406,596	1,633,199
Less portion due within one year	(736,232)	(854,839)
	$670,364	$778,360

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2005
(Unaudited – Prepared by Management)

(c) Finance contracts aggregating $154,222 repayable in monthly installments of $5,760 until September 2007 and $2,509 thereafter, and secured by certain vehicles at the Mount Polley mine. The obligation has been recorded on a present value basis with deemed interest at 6% per annum as the finance contracts are interest free.

Repayments are due as follows:	
October 1 to December 31, 2005	$17,961
Year ended December 31, 2006	71,845
Year ended December 31, 2007	59,370
Year ended December 31, 2008	16,461
	156,637
Less portion representing interest	(11,415)
	154,222
Less portion due within one year	(64,642)
	$89,580

(d) Bank term loans aggregating $12,309,847 repayable in monthly installments of $272,000 until May 2006, $308,000 for June 2006, $344,000 for July 2006, $368,000 to May 2007, $359,000 for June 2007, $350,000 for July 2007 $344,000 to May 2008, $302,000 for June 2008, $210,000 for July 2008, $232,000 to April 2009 and the balance in May, June and July 2009 including interest at 6.15%, and secured by certain mobile mining equipment at the Mount Polley mine.

Repayments are due as follows:	
October 1 to December 31, 2005	$816,000
Year ended December 31, 2006	3,852,000
Year ended December 31, 2007	4,269,000
Year ended December 31, 2008	3,442,000
Year ended December 31, 2009	1,371,263
	13,750,263
Less portion representing interest	(1,440,416)
	12,309,847
Less portion due within one year	(2,880,904)
	$9,428,943

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2005
(Unaudited – Prepared by Management)

7. CONVERTIBLE DEBENTURES

On March 9, 2005, the Company issued subordinated secured convertible debentures with a face value of $20,000,000 that mature on March 10, 2010. Net proceeds, after deduction of issue expenses of $918,418, totalled $19,081,582. The debentures are subordinated to all senior security holders and bear interest at 6% per year with interest payable semi-annually on June 30 and December 31, and are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share.

The net proceeds of the debenture have been allocated between their debt and equity components based on pro rata calculation using the estimated fair value of each component. The financial liability component, representing the value allocated to the liability at inception, is recorded as a long term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares of the Company, is classified as "Equity Component of Convertible Debentures" in shareholders' equity. These components have been measured at their respective fair values on the date the convertible debentures were issued. The Company has estimated the fair value of the equity component using an option pricing model assuming no dividends are to be paid, vesting occurring at the date of grant, an expected life of four years, a weighted average volatility of the Company's share price of 69% and a weighted average annual risk free interest rate of 3.79%.

The components of the convertible debentures are as follows:

	September 30 2005	Issue Date March 9, 2005
Debt component	$14,728,363	$14,169,667
Equity component (net of financing costs of $267,734)	$5,562,599	$5,562,599

The debt component of the convertible debenture will be accreted to the face value of $20,000,000 through the recording of additional interest expense over the term of the convertible debenture.

8. FUTURE SITE RECLAMATION COSTS

	Nine Months Ended September 30 2005	Year Ended December 31 2004
Balance, beginning of period	$3,118,573	$2,558,196
Interest accretion	162,693	185,152
Costs incurred during the period	(224,858)	(61,623)
Additions to future site reclamation costs	121,289	209,288
Change in estimates of future cash flows	-	316,192
Effect of translation of foreign currencies	(33,011)	(88,632)
	3,144,686	3,118,573
Less portion due within one year	-	(157,338)
Balance, end of period	$3,144,686	$2,961,235

The total undiscounted amount of estimated cash flows required to settle the obligations is $2,890,150 (2004 - $2,813,104) and US$1,281,992 (2004 – US$1,281,992), which has been discounted using a credit adjusted risk free rate of 7%. The reclamation obligations for both the Mount Polley and Sterling mines are expected to be paid in 2010. The amounts and timing of mine closure plans for both the Mount Polley mine and the Sterling mine will vary depending on a number of factors including exploration success and alternative mining plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2005
(Unaudited – Prepared by Management)

9. EQUITY SHARE OF DEFICIT OF HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia and which is recorded on the equity basis. Prior to December 1, 2003 this investment was subject to joint control and was recorded on the proportionate consolidation basis. The effect of this change was the recognition of the Company's share of Huckleberry's deficit in the amount of $27,327,207 as a deferred credit in the Company's balance sheet at December 1, 2003. This deferred credit will be realized if the Company sells its interest in Huckleberry or to the extent that any subsequent equity earnings of Huckleberry reduce the Company's share of this deficit. The Company continues to have significant influence on Huckleberry and acts in an advisory capacity on mine operations. The Company has no obligation to fund any of Huckleberry's operations, debt or deficit.

The Company's share of deficit of Huckleberry is comprised of the following:

	Nine Months Ended September 30 2005	Year Ended December 31 2004
Balance, beginning of period	$(18,180,924)	$(23,747,550)
Equity income for the period	14,634,196	8,066,626
Loan repaid by Huckleberry	-	(2,500,000)
Balance, end of period	$(3,546,728)	$(18,180,924)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2005
(Unaudited – Prepared by Management)

Summarized financial information for Huckleberry is as follows:

Balance Sheet	September 30, 2005	December 31, 2004
Current Assets		
Cash and cash equivalents	$48,065,970	$15,118,343
Other current assets	19,781,411	20,149,605
	67,847,381	35,267,948
Mineral property	50,702,263	56,060,445
Future site restoration deposits and other	3,209,432	3,209,432
	$121,759,076	$94,537,825
Current Liabilities		
Accounts payable and other current liabilities	$5,086,839	$5,357,673
Current portion of long term debt	5,072,471	3,151,299
	10,159,310	8,508,972
Long term debt and accrued interest and capital lease obligations	116,609,896	120,456,357
Future site restoration costs and other long term liabilities	3,185,427	3,036,441
	129,954,633	132,001,770
Share Capital	57,595,611	57,595,611
Deficit	(65,791,168)	(95,059,556)
	(8,195,557)	(37,463,945)
	$121,759,076	$94,537,825

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Statement of Income		
Revenues	$39,960,750	$106,318,332
Expenses	24,140,905	77,049,943
Net Income	$15,819,845	$29,268,389
Statement of Cash Flows		
Operating activities	$20,901,013	$47,149,882
Financing activities	(61,129)	(3,329,540)
Investment activities	(2,517,561)	(10,872,915)
Increase in cash and cash equivalents	$18,322,323	$32,947,427

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Statement of Income		
Revenues	$23,614,303	$63,896,801
Expenses	15,612,997	61,460,055
Net Income	$8,001,306	$2,436,746
Statement of Cash Flows		
Operating activities	$899,798	$10,853,371
Financing activities	(61,098)	(215,718)
Investment activities	(2,204,391)	(4,306,760)
(Decrease) increase in cash and cash equivalents	$(1,365,691)	$6,330,893

(1) Certain of the financial information of Huckleberry disclosed above has been reclassified to be consistent with the classifications used by the Company. In addition, the Company's equity share of earnings of Huckleberry includes certain adjustments to ensure consistency of accounting policies with those of the Company. These adjustments are not reflected in the above figures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2005
(Unaudited – Prepared by Management)

Effective November 2004, Huckleberry and its Lenders finalized an amendment to the debt repayment terms of Huckleberry's debt, retroactive to January 1, 2003, such that payments during 2003 and subsequent years are subject to available cash. Minimum principal payments, including accrued interest, are based on available cash as defined in the restructuring agreement. The available cash will fluctuate based on metal prices, currency exchange rates, capital expenditure requirements and operating results. Huckleberry's US Dollar denominated long term debt bears interest at 1.2% above the 6 month Libor rate.

10. SHARE CAPITAL

On June 15, 2005 the Company amended its articles and share capital to comply with the new requirements for companies incorporated in the Province of British Columbia. The new share structure is as follows:

Share Capital
Authorized
50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors.
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors.
Unlimited number of Common Shares without par value

Issued and Fully Paid	Nine Months Ending September 30, 2005		Year Ending December 31, 2004	
	Number of Shares	Amount	Number of Shares	Amount
Common shares				
Balance, beginning of period	27,950,939	$31,424,753	25,494,764	$14,427,459
Issued for cash, net of issue costs of nil (2004 - $600,329)	-	-	2,025,000	15,637,171
Issued for cash on exercise of options	114,700	57,350	213,300	106,650
Issued for cash on exercise of share purchase warrants	74,800	411,400	217,875	1,198,313
Transfer of contributed surplus on exercise of options	-	25,234	-	81,726
Future income tax effect of flow through share expenditures (Note 11)	-	(2,244,060)	-	(26,566)
Balance, end of period	28,140,439	$29,674,677	27,950,939	$31,424,753

Contributed Surplus	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
Balance, beginning of period	$250,869	$ -
Adjustment for change in accounting policy for share based compensation	-	175,455
Share based compensation	299,404	157,140
Transfer to share capital upon exercise of options	(25,234)	(81,726)
Warrants issued for Line of Credit facility (Note 4(a))	1,946,902	-
Balance, end of period	$2,471,941	$250,869

Imperial Metals

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2005
(Unaudited – Prepared by Management)

Share Option Plans

Under the Share Option Plans the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At September 30, 2005, 742,044 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

Forfeitures of options are accounted for in the period of forfeiture.

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the option at the date of grant.

On August 11, 2005 the Company granted its directors, officers and employees options to purchase 1,300,000 common shares of the Company. The Company has estimated the fair value of the options at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

Exercise price	$6.60
Estimated fair value per share	$3.32
Dividend yield	0%
Risk free interest rate	3.32%
Expected life	3.55 years
Expected volatility	66%

The fair value of the options is being charged to operations over the vesting period.

A summary of the status of the Company's share option plans as of September 30, 2005 and changes during the nine months then ended is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2004	886,700	$0.82
Granted	1,300,000	$6.60
Exercised	(114,700)	$0.50
Outstanding at September 30, 2005	2,072,000	$4.46
Options exercisable at September 30, 2005	737,000	$0.63

Share Purchase Warrants

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
	Number of Warrants	
Balance, beginning of period	958,625	1,176,500
Issued pursuant to Line of Credit facility (Note 4(a))	1,935,750	-
Exercised	(74,800)	(217,875)
Balance, end of period	2,819,575	958,625

Each of the 883,825 warrants issued in connection with the equity financing of December 2003 entitles the holder to acquire one common share of the Company at a price of $5.50 per share until December 1, 2005. The Company is entitled to accelerate the expiry date of the warrants if the closing price of the common shares of the Company is at or above $8.50 per share for 10 consecutive trading days, by giving the holders of the warrants not less than 30 days notice in writing of such accelerated expiry date.

Each of the 1,935,750 warrants issued in connection with the Line of Credit facility (Note 4(a)) entitles the holder to acquire one common share of the Company at a price of $6.00 per share. The warrants expire as follows: 1,001,250 on May 19, 2007; 400,500 on June 15, 2007; 267,000 on June 22, 2007; and 267,000 on July 20, 2007.

The Company has estimated the fair value of the warrants issued in connection with the Line of Credit at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions:

Date warrants issued	May 19, June 15, June 22 and July 20, 2005
Number of warrants	1,935,750
Exercise price	$6.00
Estimated fair value per share	$0.90
Dividend yield	0%
Risk free interest rate	2.83%
Expected life	1.5 years
Expected volatility	40%

The fair value of the warrants is being charged to operations over the initial term of the related debt.

11. RECOVERY OF INCOME TAXES

The recovery of income taxes includes a recovery of $2,244,060 (2004 - $26,566) related to the change in the valuation allowance for future income tax assets to offset future income tax liabilities resulting from the renounciation of Canadian Exploration Expenditures for flow through share issuances, net of large corporations tax expense of $45,000 and BC Mineral taxes of $190,000 in 2005.

12. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES AND SUPPLEMENTARY CASH FLOW INFORMATION

	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
(a) The net change in non cash operating working capital balances consists of the following:		
Accounts receivable	$(4,877,831)	$(2,087,770)
Inventory	(12,286,550)	9,352
Accounts payable and accrued liabilities	4,720,512	2,542,873
	$(12,443,869)	$464,455
(b) Non-Cash Financing Activities:		
Warrants issued for line of credit facility (Note 4(a))	$1,946,902	$ -
Short term debt (Notes 4(c) and (d))	300,000	-
	$2,246,902	$ -

13. COMPARATIVE FIGURES

Certain of the prior year and current year figures have been reclassified to conform with the current quarter's presentation.

#82-34714

Form 52-109FT2 - Certification of Interim Filings during Transi

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Imperial Metals Corporation** (the issuer) for the interim period ending **September 30, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 14, 2005

J. Brian Kynoch
President

#82-34714

Form 52-109FT2 - Certification of Interim Filings during Tran

I, Andre H. Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Imperial Metals Corporation** (the issuer) for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 14, 2005

Andre H. Deepwell
Chief Financial Officer

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports Results for the Third Quarter 2005

Vancouver (November 14, 2005) - **Imperial Metals Corporation (III:TSX)** reports higher metal production and higher metal prices have pushed net income for the nine months ended September 30, 2005 to $11.8 million. Copper production of 11.9 million pounds from the 100% owned Mount Polley mine was almost double the previous quarter, as more ore from the high grade Wight pit was milled during the third quarter. Copper production from the 50% owned Huckleberry mine was 17 million pounds and molybdenum production was 179,000 pounds.

Imperial's comparative financial results for the nine months ended September 30, 2005 and September 30, 2004 are summarized below and discussed in detail in the attached Management's Discussion and Analysis. The September 2005 quarter net income of $5.6 million includes $7.9 million of equity income from Huckleberry, and a $3.3 million unrealized loss on copper price hedging activities. The September 2004 quarter net income of $0.8 million included $2.5 million of equity income from Huckleberry.

(unaudited)	Three Months Ended		Nine Months Ended	
in thousands except per share amounts	Sept 30, 2005	Sept 30, 2004	Sept 30, 2005	Sept 30, 2004
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$27,860	$197	$28,040	$804
Operating Income (Loss)	$1,290	$(1,584)	$(1,596)	$(3,727)
Net Income (Loss)	$5,584	$783	$11,877	$(2,216)
Net Income (Loss) Per Share	$0.20	$0.03	$0.42	$(0.09)
Cash Flow (1)	$5,684	$(1,482)	$3,448	$(3,317)
Cash Flow Per Share (1)	$0.20	$(0.06)	$0.12	$(0.13)

(1) Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance, however, they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow Per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

Imperial is an operating mining company based in Vancouver, British Columbia. Its wholly owned Mount Polley copper-gold open pit mine is located 56 kilometres northeast of Williams Lake, British Columbia, and its 50% owned Huckleberry copper-molybdenum open pit mine is located 123 kilometres southwest of Houston, British Columbia.

The Company's Third Quarter Report for the period ended September 30, 2005, as well as information on operations and exploration activities, is available on the company website *www.imperialmetals.com.*

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959
Andre Deepwell, Chief Financial Officer – 604.488.2666
Sabine Goetz, Investor Relations - 604.488.2657
Email: info@imperialmetals.com

#82-34714

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Appoints Vice President Operations

Vancouver (November 3, 2005) – **Imperial Metals Corporation (III-TSX)** President Brian Kynoch is pleased to announce the appointment of Don Parsons as Vice President, Operations.

Mr. Parsons, who was a key member of the Mount Polley Mine development and operating team in the period 1996 through 2001, returns to Imperial after four years as President and General Manager of the Fort McMurray operations of Tercon Enterprises. While at Fort McMurray, Mr. Parsons was recognized for excellence in productivity and safety performance through the Suncor Presidential Awards program.

Mr. Parsons has also held senior mine operating positions with Homestake Mining Company and Westar Mining. He brings 27 years of experience to the Imperial team.

As Vice President, Operations, Mr. Parsons will be based in Vancouver and will oversee operations at Imperial's wholly owned Mount Polley open pit copper gold mine, as well as the Company's other mine operation and development activities.

- 30 -

For further information contact:
Brian Kynoch, President – 604.669.8958; or
Sabine Goetz, Investor Relations – 604.488.2657 / info@imperialmetals.com